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                                                                    EXHIBIT 20.1

RELEASE DATE:  MAY 9, 1995                        CONTACT:  Robert G. Phillips
                                                            Chairman and CEO

                          EL PASO NATURAL GAS COMPANY
                         TO ACQUIRE EASTEX ENERGY INC.


    EL PASO AND HOUSTON, TEXAS, MAY 9, 1995 - El Paso Natural Gas Company (NYSE:EPG) and Eastex Energy Inc. (NASDAQ:ETEX) jointly announced today the execution of a definitive merger agreement which provides for the merger of Eastex Energy Inc. with a subsidiary of El Paso Natural Gas Company. Eastex Energy Inc. is a full-service natural gas marketing company based in Houston that markets over 900 million cubic feet of gas per day, primarily to commercial, industrial and utility users in the Gulf Coast, Southeast, Northeast and Midwest regions of the United States. The net value of the transaction is approximately $31 million.

    In the merger, holders of Eastex Energy common stock will receive $4.50 per share in either common stock of El Paso Natural Gas (subject to a maximum and minimum exchange ratio of 0.1629 and 0.1485 El Paso shares, respectively) or in cash, at their option, with a maximum of 49% of the merger consideration being paid in cash. Following the merger, Eastex Energy will be a wholly owned subsidiary of El Paso Natural Gas Company. The merger is conditioned upon, among other things, approval by the holders of a majority of the outstanding shares of Eastex Energy common stock, the transaction being tax-free to Eastex Energy and its shareholders (except to the extent they receive cash) and receipt of certain governmental approvals.

    In connection with the execution of the merger agreement, El Paso Natural Gas has entered into an option and voting agreement with Mr. Robert G. Phillips, Chairman and Chief Executive Officer of Eastex Energy, pursuant to which he has agreed to vote all of his 2.4 million Eastex shares in favor of the merger. El Paso Natural Gas has also received voting or option agreements with respect to approximately 950,000 additional Eastex shares and warrants. The merger agreement also provides for the payment of a $1 million termination fee and reimbursement of El Paso Natural Gas Companys expenses under certain circumstances.

     The merger is expected to close in the third quarter of 1995. Following the close, El Paso Natural Gas Company intends to combine the operations of its existing wholly owned gas marketing subsidiary, El Paso Gas Marketing Company, with those of Eastex Energy. El Paso Gas Marketing Company currently markets approximately 300 million cubic feet of gas per day, primarily to markets in the Southwestern United States.

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    "Combining El Paso Gas Marketing's existing operations with Eastex will result in a four-fold increase in El Paso's average gas marketing volume to over
1.2 billion cubic feet of natural gas per day", said William A. Wise, Chairman, President and Chief Executive Officer of El Paso Natural Gas Company. "The complementary fit between El Paso Gas Marketing Company's activities in the Southwest and Eastex's activities in the Southeast, Northeast and Midwest creates a truly national gas marketer and represents an important step in the continued growth of El Paso's non-regulated operations."

    "We are pleased to announce that Eastex is joining forces with El Paso Natural Gas and El Paso Gas Marketing Company to expand our gas marketing operations and provide our customers with greater merchant services in the years ahead," said Robert G. Phillips, Chairman and Chief Executive Officer of Eastex Energy. "We view El Paso as one of the industry's premier natural gas companies and believe this combination will not only benefit our shareholders, employees and customers but also accelerate our growth strategy to become one of the nation's leading natural gas service providers."

    El Paso Natural Gas Company owns and operates one of the nation's largest field and mainline natural gas transmission systems, connecting natural gas supply regions in New Mexico, Texas, Oklahoma and Colorado to markets in California, Nevada, Arizona, New Mexico, Texas and Mexico.

    Eastex Energy Inc., through its various subsidiaries, is a natural gas merchant specializing in the purchase, gathering, transportation, storage and sale of natural gas on a nationwide basis.


Contacts:  El Paso Natural Gas Company
                   Ms. Norma F. Dunn (915) 541-5443
           Eastex Energy Inc.
                   Mr. Robert G. Phillips (713) 650-6255

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